PRESS RELEASE                                 SOURCE:  First Trust/Four Corners
                                               Senior Floating Rate Income Fund


First Trust/Four Corners Senior Floating Rate Income Fund Announces Commencement of Tender Offer for Its Outstanding Money Market Cumulative Preferred Shares

         WHEATON, IL -- (BUSINESS WIRE) -- June 16, 2009. First Trust/Four Corners Senior Floating Rate Income Fund (NYSE Amex: FCM) (the "Fund"), a closed-end fund managed by First Trust Advisors L.P. ("FTA"), announced today that it has commenced an offer to purchase for cash up to 100% of its outstanding Money Market Cumulative Preferred Shares ("MMP Shares") at a price equal to 95% of the liquidation preference of $25,000 per share ($23,750 per share). The offer commenced today, June 16, 2009, and will expire at 5:00 P.M., Eastern time, July 14, 2009, or such later date to which the offer is extended.

         The Fund additionally announced today that it has entered into an agreement with Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), pursuant to which the Fund and KIM agreed that if the Fund commenced the tender offer as described above prior to the commencement of the Fund's 2009 Annual Meeting of Shareholders, KIM would tender all MMP Shares owned or controlled by KIM pursuant to the tender offer. In addition, KIM agreed to withdraw its previous nomination of two individuals to serve as Trustees of the Fund at the time of the completion of the payment for MMP
Shares pursuant to the tender offer. The parties also agreed to certain mutual releases.

         Additional terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which will be distributed to holders of MMP Shares. The Altman Group, Inc. will serve as information agent for the tender offer.

         This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The tender offer is being made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the information agent by calling (212) 400-2605. Holders of the MMP Shares should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.


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CONTACT:  Warren Antler - wantler@altmangroup.com, (212) 400-2605

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SOURCE:  First Trust/Four Corners Senior Floating Rate Income Fund